Exhibit 99.3

JOINT ACQUISITION AGREEMENT

THIS JOINT ACQUISITION AGREEMENT (this “Agreement”) dated as of April 16, 2014 is made by and between Agnico Eagle Mines Limited (“Agnico”) and Yamana Gold Inc. (“Yamana”, and together with Agnico, the “Investors”).

WHEREAS the Investors are entering into this Agreement in respect of the acquisition of all of the outstanding common shares of Osisko Mining Corporation (“Osisko”) pursuant to a statutory plan of arrangement (the “Transaction”);

AND WHEREAS contemporaneous with entering into this Agreement, the Investors and Osisko are entering into an arrangement agreement (the “Arrangement Agreement”) with respect to the Transaction;

AND WHEREAS the Investors are entering into this Agreement to agree to certain terms and conditions relating to their relationship in connection with the Transaction;

NOW THEREFORE in consideration of the premises and the mutual promises set forth herein, the Investors agree as follows:

1.                                                                                      The Transaction.  The Investors agree, on the terms and subject to the conditions contained herein, to jointly pursue the Transaction in good faith.  The Transaction shall be substantially on the terms of the Arrangement Agreement and the plan of arrangement annexed thereto, as the same may be amended in accordance with the terms hereof.

2.                                                                                      Purchaser.

(a)                                 The Investors shall cause a special purpose entity (the “Purchaser”) to be incorporated and organized under the Business Corporations Act (Ontario) (the “OBCA”) solely for the purpose of consummating the transactions contemplated by the Arrangement Agreement.  The initial share capital of the Purchaser shall be comprised of common shares, with one common share to be issued to each Investor for a subscription price of $1 each.

(b)                                 Each Investor shall be entitled to one director and one officer of the Purchaser and, except as otherwise mutually agreed by the Investors, there shall be no other officers or directors of the Purchaser.  At all times, all of the powers of the directors of the Purchaser to manage, or supervise the management of, the business and affairs of the Purchaser shall be restricted in whole, and such powers shall be transferred in whole to the Investors as contemplated by section 108 of the OBCA.

(c)                                  Prior to Closing (as defined below), no Investor shall Transfer any shares or indebtedness of the Purchaser or its obligations and rights under its Investor Commitment Letter (as defined below) without the consent of the other Investor or pursuant to Section 8, it being agreed that any such Transfer shall not relieve the Transferring Investor from its obligations thereunder.

3.                                                                                      Cooperation in Completing Transaction.  The Investors agree that the Arrangement Agreement between Osisko and the Investors to implement the Transaction (the “Arrangement Agreement”) is, and any amendments thereto will be, in a form and on terms and conditions acceptable to each of the Investors.  The Investors shall reasonably cooperate to negotiate and finalize all of the agreements and documents in connection with the Transaction required to be finalized or entered into prior to the Closing (collectively with the Arrangement Agreement, the Investor Commitment Letters, the lock-up agreements with shareholders of Osisko, the Partnership Agreement (as defined below) and the Shareholders Agreement (as defined below), the “Transaction Agreements”).  The Investors agree to reasonably cooperate with each other in the joint pursuit of the Transaction, and each Investor shall keep the other Investor fully and timely informed concerning the development and progress of the Transaction.

4.                                                                                      Investor Commitments.

(a)                                 Each Investor (or an Affiliate thereof) shall execute and deliver to the Purchaser a commitment letter (the “Investor Commitment Letter”) in a form mutually acceptable to the Investors, pursuant to which each such Investor (or the applicable Affiliate) agrees to make a loan to the Purchaser in the amount sufficient to satisfy 50% of the cash portion of the purchase price payable under the Arrangement Agreement and, to the extent necessary, 50% of the costs, expenses and other obligations incurred by or on behalf of the Purchaser in connection with the Transaction.

(b)                                 The proceeds from the Investor Commitment Letter shall be used by the Purchaser to fund the cash consideration payable pursuant to the Transaction and, if applicable, to fund expenses as determined by the Investors pursuant to Section 6.  Each Investor shall be entitled to enforce or cause the Purchaser to enforce the provisions of the Investor Commitment Letter against the other Investor in accordance with this Agreement, but only if, pursuant to Section 6, the Investors have determined to proceed with the Transaction to Closing.  The Purchaser shall have no right to enforce any Investor Commitment Letter unless directed to do so by the Investors in accordance with Section 6.

5.                                                                                      Representations and Warranties.  Each Investor represents, warrants and covenants to and in favour of the other Investor as follows (and acknowledges that such other Investor is relying upon such representations, warranties and covenants in entering into this Agreement and pursuing and consummating the Transaction):

(a)                                 it has all necessary power, authority and capacity to enter into this Agreement and the Arrangement Agreement and to perform its obligations hereunder and thereunder;

(b)                                 the execution, delivery and performance of this Agreement and the Arrangement Agreement by it and the completion by it of the transactions contemplated hereby and thereby have been duly authorized by all necessary action on its part;

(c)                                  each of this Agreement and the Arrangement Agreement has been duly executed and delivered by it and constitutes legal, valid and binding obligations of it, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other applicable laws relating to or affecting creditors’ rights generally, and to general principles of equity;

(d)                                 the execution and delivery by it of this Agreement and the Arrangement Agreement and the performance of its obligations hereunder and thereunder and the completion of the transactions contemplated hereby and thereby do not and will not result in a violation, contravention or breach of, require any consent to be obtained under or give rise to any termination rights under any provision of, (i) its articles or by-laws (or their equivalent), (ii) any law, other than under the Competition Act and any other applicable merger control laws; or (iii) any contract, agreement, licence or permit to which it is bound or is subject to or of which it is the beneficiary; which would, individually or in the aggregate, have a Material Adverse Effect (as defined in the Arrangement Agreement) on it;

(e)                                  all information relating to such Investor that is included in the circular or other similar documents to be distributed to Osisko’s shareholders in connection with the Transaction will be accurate and complete in all material respects as of the relevant date of such information and will not contain any untrue statement of a material fact or an omission to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it is made;

(f)                                   its common shares to be issued as consideration in the Transaction (i) have been duly authorized and, upon issue, will be validly issued as fully paid and non-assessable shares, and (ii) will not be issued in violation of its articles, by-laws or other constating document or any agreement, contract, covenant, undertaking or commitment to which it is a bound; and

(g)                                  it has sufficient funds on hand, that together with its other existing financial resources, will be sufficient to provide it with the funds necessary to fund its obligations under this Agreement and the Arrangement Agreement and it shall at all times prior to Closing maintain sufficient funds on hand and preserve access to such existing financial resources to provide it with such funds on Closing.

6.                                                                                      Decisions.  All decisions to be made with respect to the Transaction and the Transaction Agreements shall be made jointly by mutual agreement of each of the Investors, including any decision on behalf of the Purchaser (a) to enter into any Transaction Agreement, (b) to amend, modify or waive any term or condition of any Transaction Agreement, (c) to terminate any Transaction Agreement in accordance with its terms (except as provided in Sections 8(a) or (b) below), (d) as to whether the conditions in any Transaction Agreement have been satisfied and (e) to close the transactions contemplated by the Transaction Agreements.

7.                                                                                      Shareholder and Partnership Agreements.  Contemporaneously with the Closing, the Investors (or Affiliates of the Investors, as applicable) shall enter into a shareholders agreement (the “Shareholder Agreement”) and a partnership agreement (the “Partnership Agreement”) containing provisions for the post-closing governance and operation of the

Purchaser and Osisko (and any successors thereto) and other arrangements regarding their ownership thereof (including with respect to the Canadian Malartic Property, the Hammond Reef Properties and the Kirkland Properties (in each case as defined in the Arrangement Agreement)) after completion of the Transaction.  The Investors shall reasonably cooperate to prepare the definitive forms of the Shareholders Agreement and the Partnership Agreement in each case on the basis of the principal business terms set out in Schedule A hereto and otherwise on such terms as are reasonably acceptable to each Investor.  Each Investor acknowledges that it is intended that the definitive forms of the Shareholders Agreement and Partnership Agreement will be settled prior to Closing.

8.                                                                                      Withdrawing Investor.

(a)                                 If either Investor determines in good faith that there is a right to terminate the Arrangement Agreement pursuant to the terms thereof (including because of a failure of a condition to be satisfied or covenant to be performed), and if such Investor would elect to terminate the Arrangement Agreement as a result thereof, such Investor (the “Withdrawing Investor”) shall notify the other Investor of such desire and the Investors shall, and shall cause the Purchaser to, take all necessary action to terminate the Arrangement Agreement; provided, however, that if the other Investor (the “Continuing Investor”) desires to consummate the transactions contemplated by the Arrangement Agreement without any involvement by the Withdrawing Investor, then (i) the Withdrawing Investor shall transfer the common share of the Purchaser held by it to the Continuing Investor for consideration of $1 and the representatives of the Withdrawing Investor appointed to the board of directors of, or as officers of, the Purchaser shall resign, provided that the obligations of the Withdrawing Investor under the Transaction Agreements, if any, are terminated (except in respect of liabilities for any breaches or defaults prior to the date of such termination) and such representatives of the Withdrawing Investor are provided with releases in form satisfactory to the Withdrawing Investor, acting reasonably, (ii) the Withdrawing Investor shall cooperate in such reasonable arrangements requested by the Continuing Investor to permit the Purchaser and the Continuing Investor to proceed with the Transaction and (iii) this Agreement shall terminate automatically in accordance with Section 14 without further action of either Investor upon discharge of the obligations of the Withdrawing Investor under this Section 8(a).

(b)                                 If Osisko proposes to accept or recommend a “superior proposal” from a third party (including Goldcorp Inc.) to acquire assets or equity of Osisko in accordance with the terms of the Arrangement Agreement, and if one Investor does not wish to exercise any right to match such proposal contained in the Arrangement Agreement (the “Non-Matching Investor”), the Non-Matching Investor shall provide notice as soon as is practicable to the other Investor (and in any event in sufficient time to allow such other Investor to cause the Purchaser to exercise such right to match), and if the other Investor desires to exercise such right to match (the “Matching Investor”) then (i) the Non-Matching Investor shall transfer the common share of the Purchaser held by it to the Matching Investor for consideration of $1 and the representatives of the Non-Matching Investor appointed to the board of directors of, or as officers of, the Purchaser shall resign, provided that the obligations of the Non-Matching Investor under the Transaction Agreements, if any, are terminated (except in respect of liabilities for any breaches or defaults prior to the date of such termination) and such representatives of the Non-Matching Investor are provided with releases in form satisfactory to the Non-Matching Investor, acting reasonably, (ii)

the Non-Matching Investor shall cooperate in such reasonable arrangements requested by the Matching Investor to permit the Purchaser and the Matching Investor to proceed with the Transaction and (iii) this Agreement shall terminate automatically in accordance with Section 14 without further action of either Investor upon discharge of the obligations of the Non-Matching Investor under this Section 8(b).

(c)                                  If this Agreement is terminated pursuant to Sections 8(a) or (b) and there is a Continuing Investor or Matching Investor (a “Surviving Investor”), the Surviving Investor shall pay to the Withdrawing Investor or Non-Matching Investor, as applicable (the “Non-Surviving “Investor”) an amount equal to $10 million (the “Reimbursement Amount”) as reimbursement for expenses incurred by the Non-Surviving Investor within 10 business days of (i) the consummation of the Transaction by the Surviving Investor or (ii) if the Transaction is not consummated by the Surviving Investor, receipt by the Surviving Investor of any breakup fee, termination fee, expense reimbursement or other amount in connection therewith, provided in either case that the Non-Surviving Investor shall not have been in material breach of this Agreement.  Notwithstanding the foregoing, if the amount received by the Surviving Investor under clause (ii) is less than $20 million, the Reimbursement Amount shall be reduced to 50% of the actual amount received by the Surviving Investor.

(d)                                 If this Agreement is to be terminated pursuant to Section 14(a)(iii) and the Investor who is not the Breaching Investor (as defined below) (the “Non-Breaching Investor”) desires to consummate the transactions contemplated by the Arrangement Agreement without any involvement by the Breaching Investor, then (i) the Breaching Investor shall transfer the common share of the Purchaser held by it to the Non-Breaching Investor for consideration of $1 and the representatives of the Breaching Investor appointed to the board of directors of, or as officers of, the Purchaser shall resign, provided that the obligations of the Breaching Investor under the Transaction Agreements, if any, are terminated (except in respect of liabilities for any breaches or defaults prior to the date of such termination) and such representatives of the Breaching Investor are provided with releases in form satisfactory to the Breaching Investor, acting reasonably, (ii) the Breaching Investor shall cooperate in such reasonable arrangements requested by the Non-Breaching Investor to permit the Purchaser and the Non-Breaching Investor to proceed with the Transaction and (iii) this Agreement shall terminate automatically in accordance with Section 14 without further action of either Investor upon discharge of the obligations of the Breaching Investor under this Section 8(d).

9.                                                                                      Regulatory Approvals.

(a)                                 Each Investor shall, and shall cooperate with the other Investor in causing the Purchaser to, as soon as reasonably practicable, make all necessary filings, applications and submissions with governmental authorities under all applicable laws in respect of the transactions contemplated in the Arrangement Agreement; provided that the costs and expenses, including legal and filing fees, for any such filings, applications and submissions to be made by Purchaser shall be shared equally by the Investors.

(b)                                 Each Investor shall use its reasonable best efforts to obtain all consents, approvals, authorizations or waivers required to be obtained by it or the Purchaser from governmental authorities in respect of the transactions contemplated in the Arrangement Agreement.

(c)                                  Subject to applicable laws, each Investor shall provide the other Investor (or the other Investor’s external counsel in respect of competitively-sensitive, privileged or confidential matters) with reasonable opportunity to review and comment on all filings, applications and submissions made to governmental authorities in connection with the filings and applications referred to in Section 9(a) and the other Investor shall cooperate with and assist such Investor in the preparation and making of all such filings, applications and submissions.

(d)                                 Each Investor shall promptly notify the other Investor of any material communication to such Investor from any governmental authority in respect of the filings and applications referred to in Section 9(a) or otherwise in respect of the transactions contemplated in the Arrangement Agreement (and provide a copy thereof if such communication is in writing) and, subject to applicable laws, provide the other Investor (or the other Investor’s external counsel in respect of competitively-sensitive, privileged or confidential matters) with reasonable opportunity to review and comment on any proposed written material communication to any such governmental authority.  Each Investor shall consult with the other Investor (or the other Investor’s external counsel in respect of competitively-sensitive, privileged or confidential matters) prior to participating in any substantive meeting or discussion with any governmental authority in respect of the transactions contemplated in the Arrangement Agreement and give the other Investor (or its external counsel in respect of competitively-sensitive, privileged or confidential matters) the opportunity to attend and participate thereat.

10.                                                                               Expenses.

(a)                                 Each of the Investors shall be responsible for its own costs and expenses relating to the transactions contemplated herein, including financing costs, legal fees, accounting fees, financial advisory fees and (except as otherwise provided herein) filing fees.

(b)                                 Each Investor shall be responsible for 50% of the costs and expenses of the Purchaser relating to the transactions contemplated herein (excluding costs and expenses, including legal and filing fees, in respect of the regulatory approvals pursuant to Section 9(b), which shall be borne by the Investor who is responsible for such regulatory approval).  For greater certainty, a termination of this Agreement pursuant to sections 8(a), (b) or (d) shall not relieve the Withdrawing Investor, Non-Matching Investor or Breaching Investor, as the case may be, of their responsibility for their 50% share of the costs and expenses of the Purchaser incurred to the date of termination.

(c)                                  Except where a Non-Surviving Investor receives the payment provided for in Section 8(c), any break up fees, termination fees, expense reimbursement or other amounts received by the Purchaser from Osisko and any amounts received by the Purchaser from Osisko as a result of a breach of the Arrangement Agreement by Osisko shall be shared equally by the Investors.

11.                                                                               Confidentiality.  Each Investor agrees to, and shall cause its Affiliates, directors, officers, employees, agents, advisors and representatives (“Representatives”) to, keep (i) any information supplied by or on behalf of the other Investor to this Agreement in connection with the transactions contemplated hereby (the “Evaluation Information”) and (ii) the content of discussions between the parties in respect of the structure, terms or conditions of the Transaction, the Investor Commitment Letter, the Shareholders Agreement and the Partnership Agreement (the “Negotiation Information”, and together with the Evaluation Information, the “Confidential Information”) confidential and to use, and cause its Representatives to use, the Confidential Information only in connection with the pursuit of the Transaction and the other transactions contemplated herein; provided that the term “Evaluation Information” does not include information that (a) was already in such Investor’s possession as of April 9, 2014, provided that such information is not subject to another confidentiality agreement with or other obligation of secrecy to any person, (b) is or becomes generally available to the public other than as a result of a disclosure, directly or indirectly, by such Investor or such Investor’s Representatives in breach of this Agreement, or (c) is or becomes available to such Investor on a non-confidential basis from a source other than any of the other Investor or any of its Representatives, provided that such source is not known by such Investor to be bound by a confidentiality agreement with or other obligation of secrecy to any person, provided further that nothing herein shall prevent any Investor from disclosing Confidential Information (i) upon the order of any court or administrative agency, (ii) upon the request or demand of any regulatory agency or authority having jurisdiction over such Investor, (iii) to the extent required by law or regulation, (iv) to the extent necessary in connection with the exercise of any remedy, hereunder, and (v) to such Investor’s Representatives that need to know such information in connection with the evaluation and pursuit of the Transaction and the other transactions contemplated herein (it being understood and agreed that, in the case of clause (i), (ii) or (iii), such Investor shall notify the other Investor of the proposed disclosure as far in advance of such disclosure as practicable and use reasonable efforts to ensure that any information so disclosed is accorded confidential treatment, when and if available); and provided further that an Investor may disclose such Negotiation Information to Osisko as may be mutually agreed by the Investors.  Notwithstanding anything to the contrary, nothing in this Agreement shall impose on any Investor or any other person a limitation on the disclosure of the tax treatment or tax structure of any transaction set forth herein.

12.                                                                               Exclusivity.

(a)                                 Each Investor agrees that during the term of this Agreement, it shall work exclusively with the other Investor in pursuing and evaluating a transaction directly or indirectly involving the acquisition of all or a material portion of the equity of, or any material asset of Osisko or any successors thereof (an “Osisko Transaction”), and it will not, and will not permit its Affiliates or representatives to, enter into any agreement, arrangement or understanding relating to an Osisko Transaction with any person other than the other Investor or its Affiliates, or solicit, knowingly facilitate, initiate or encourage an Osisko Transaction (other than the Transaction) or participate in any discussions with any person other than the other Investor or its Affiliates that could reasonably be expected to lead to such agreement, arrangement or understanding, regarding an Osisko Transaction or the provision of any debt or equity financing relating to any such Osisko Transaction.

(b)                                 Each Investor shall promptly (and in any event within 24 hours) notify the other Investor, at first orally and then in writing, of any inquiries, requests, offers or proposals received by such Investor or its Affiliates or representatives with respect to any Osisko Transaction.  Such notice shall include a copy of any such inquiry, request, offer or proposal (and any amendments or supplements thereto), the identity of the person making it, if not previously provided to the other Investor.  Each Investor shall keep the other Investor informed of the status and details of any such inquiry, request, offer or proposal and answer the other Investor’s reasonable questions with respect thereto.

13.                                                                               Dispute Resolution.  Upon determination by an Investor that a dispute has arisen between the Investors under this Agreement, such Investor (the “Notifying Investor”) shall immediately deliver a notice of dispute to the other Investor (a “Dispute Notice”) containing (a) a detailed explanation of the issue(s) in dispute (the “Disputed Issue”), (b) the position of the Notifying Investor with respect to the Disputed Issue and (c) at least two proposed times during the 72 hours following delivery of the Dispute Notice during which the Chief Executive Officer of the Notifying Investor will be available to attempt to resolve the Disputed Issue.  The Chief Executive Officers of Agnico and Yamana shall consult and negotiate with each other in good faith during the 72 hours following delivery of the Dispute Notice, to resolve the Disputed Issue.  If such officers are unable to resolve the Disputed Issue within 72 hours of the delivery of the Dispute Notice, then, unless such period of time is extended by the mutual agreement of the Investors, this Agreement will terminate in accordance with Section 14.

14.                                                                               Termination.  This Agreement shall terminate (except for Sections 8(c), 10, 11, and 17 through 26 and this Section 14, each of which shall survive any such termination) upon the earliest of (i) the Closing, (ii) the termination of the Arrangement Agreement in accordance with its terms, (iii) if an Investor (the “Breaching Investor”) materially breaches any of its obligations under this Agreement (which breach is not cured within five business days following notice thereof from the other Investor), upon written notice delivered by the other Investor to the Breaching Investor terminating this Agreement, (iv) termination of this Agreement as contemplated by Section 8, (v) termination of this Agreement as contemplated by Section 13, and (vi) written agreement of the Investors to terminate this Agreement.  Termination of this Agreement shall not relieve any Investor of any liability for breaches of this Agreement prior to such termination.  Unless one of the Investors and the Purchaser is continuing with the Transaction as contemplated by Section 8, following any termination of this Agreement, the Investors shall dissolve, liquidate or wind up the Purchaser in an orderly manner.

15.                                                                               Entire Agreement. This Agreement, and the Arrangement Agreement constitutes the entirety of the agreement between the Investors or any of their Affiliates with respect to the subject matter contained herein, and supersedes all prior agreements, understandings, negotiations and statements, both written and oral, among the Investors or any of their Affiliates with respect to the subject matter contained herein.  In the event of any inconsistency between this Agreement and one or more of the other agreements referenced in this Section 15, this Agreement shall prevail as between the Investors.

16.                                                                               Public Announcements.  Each Investor shall mutually agree upon the content and timing of any and all press releases and other public announcements with respect to this Agreement, the Arrangement Agreement or any other Transaction Agreement, the Transaction and the other transactions contemplated hereby.  This provision shall not apply, however, to any public announcement or written statement required to be made by law or the regulations of any governmental authority or any stock exchange, except that the Investor required to make such announcement shall (a) whenever practicable, consult with the other Investor concerning the content and timing of such announcement before such announcement is made and (b) use its commercially reasonable efforts to cooperate with the other Investor to cause a mutually agreeable release or announcement to be issued.

17.                                                                               Remedies.  The Investors hereby agree that, except as provided herein, this Agreement shall be enforceable by the Investors and their respective successors and permitted assigns by all available remedies at law or in equity (including specific performance).  The parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at law in the event that any of the provisions of this Agreement were not performed by the other party in accordance with their specific terms or were otherwise breached. It is accordingly agreed that each party shall be entitled to an injunction or injunctions and other equitable relief to prevent breaches or threatened breaches of the provisions of this Agreement or to otherwise obtain specific performance of any such provisions, any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief herein being waived.

18.                                                                               Exercise of Rights and Remedies.  No delay of or omission in the exercise of any right, power or remedy accruing to any Investor as a result of any breach or default by any other Investor under this Agreement shall impair any such right, power or remedy, nor shall it be construed as a waiver of or acquiescence in any such breach or default, or of any similar breach or default occurring later; nor shall any such delay, omission or waiver of any single breach or default be deemed a waiver of any other breach or default occurring before or after that waiver.

19.                                                                               Third Party Beneficiaries.  No person (including, without limitation, Osisko, its securityholders, any creditor or any other person claiming through Osisko or the Purchaser) other than the Investors and their respective successors and permitted assigns shall have any rights hereunder.

20.                                                                               Certain Definitions.  For purposes of this Agreement:

(a)                                 “Affiliate” with respect to any Investor means any person which, directly or indirectly controls, is controlled by or is under common control with, such Investor.

(b)                                 “Closing” shall mean the effective date of the plan of arrangement contemplated by the Arrangement Agreement.

(c)                                  “Transfer” shall mean any sale, pledge, assignment, encumbrance or other transfer or disposition of any obligation, right or interest to any other entity or person, whether directly, indirectly, voluntarily, involuntarily, by operation of law, pursuant to judicial process or otherwise.  For the avoidance of doubt, it shall constitute a “Transfer” with respect to a holder of any obligation, right or interest which was formed for the purpose of holding such obligations, rights or interests, if there is any direct or indirect Transfer of any of the equity interests of such holder or any Affiliate which directly or indirectly controls such holder.

21.                                                                               Governing Law; Jurisdiction.  This Agreement shall be governed in all respects, including validity, interpretation and effect, by the laws of the Province of Ontario and the federal laws of Canada applicable therein, without giving effect to any principles of conflict of laws thereof which would result in the application of the laws of any other jurisdiction, and all actions and proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in the courts of the Province of Ontario.

22.                                                                               Notices.  Any notice, consent, waiver or other communication required or permitted to be given under this Agreement by a party shall be in writing and may be given by delivering same or sending same by facsimile transmission or by delivery addressed to the party to which the notice is to be given at its address provided below. Any notice, consent, waiver, direction or other communication aforesaid shall, if delivered, be deemed to have been given and received on the date on which it was delivered to the address provided below (if a business day in the location of receipt, and if not, on the next succeeding business day) and if sent by facsimile transmission be deemed to have been given and received at the time of receipt (if a business day in the location of receipt, and if not, on the next succeeding business day).  The address of notice for each party shall be as provided below (or as further provided in a written notice provided in accordance with this section):

(a)	if to Agnico:

Agnico Eagle Mines Limited
145 King Street East, Suite 400
Toronto, Ontario M5C 2Y7

	Attention:	R. Gregory Laing

	Fax:	416.367.4681

with a copy to:

Davies Ward Phillips & Vineberg LLP
155 Wellington Street West
Toronto, ON M5V 3J7

	Attention:	Patricia Olasker

	Fax:	416.863.0871

(b)	if to Yamana:

Yamana Gold Inc.
Royal Bank Plaza, North Tower
Suite 2200
200 Bay St.
Toronto, ON M5J 2J3

	Attention:	Sofia Tsakos

Fax:	416.815.0021

with a copy to:

Norton Rose Fulbright Canada LLP
Royal Bank Plaza, South Tower
Suite 3800
200 Bay Street
Toronto, ON M5J 2Z4

Attention:	Cathy Singer

Fax:	416.216.3930

23.                                                                               No Assignment. This Agreement may not be assigned by any Investor without the consent of the other Investor; provided that either Investor may assign this Agreement to an Affiliate to the extent such Affiliate agrees to be bound by the terms hereof, it being agreed that no such assignment shall relieve the assigning Investor of its obligations under this Agreement.

24.                                                                               Amendments. This Agreement may not be amended or modified except by a written instrument signed by all of the Investors.

25.                                                                               No Representations or Duty.

(a)                                 Each Investor specifically understands and agrees that, except as expressly set forth in this Agreement, the other Investor has not and will not make any representation or warranty with respect to the terms, value or any other aspect of the transactions contemplated hereby and each Investor explicitly disclaims any warranty, express or implied, with respect to such matters.  In addition, each Investor specifically acknowledges, represents and warrants that it is not relying on the other Investor (i) for its due diligence concerning, or evaluation of, Osisko or its assets or businesses, (ii) for its decision with respect to making any investment contemplated hereby or (iii) with respect to tax and other economic considerations involved in such investment.

(b)                                 In making any determination contemplated by this Agreement, each Investor may make such determination in its sole and absolute discretion, taking into account only such Investor’s own views, self-interest, objectives and concerns.  No Investor shall have any fiduciary or other duty to the other Investor except as expressly set forth in this Agreement.

26.                                                                               Counterparts; Facsimile Signatures. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original and all of which together shall constitute one instrument. For purposes hereof, facsimile signatures shall be binding on the Investors to this Agreement.

IN WITNESS WHEREOF, the Investors have executed this Agreement as of the date first written above.

AGNICO EAGLE MINES LIMITED			YAMANA GOLD INC.

by	(signed) Sean Boyd		by	(signed) Peter Marrone
	Name:	Sean Boyd		Name:	Peter Marrone
	Title:	President and Chief Executive Officer		Title:	Chairman and Chief Executive Officer

SCHEDULE A

[Text of schedule A omitted.  The omitted text outlined certain principal terms of the partnership and shareholders agreement relating to, among other things, governance, capital raising and dilution, dispute resolution and restrictions on transfer.]